LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

July 25, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Monroe Federal Bancorp, Inc.
Registration Statement on Form S-1
Filed June 13, 2024
File No. 333-280165

To Whom It May Concern:

On behalf of Monroe Federal Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comments, transmitted by letter dated July 9, 2024, are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for period ended June 30, 2024, beginning on page 29 of the Prospectus.

Registration Statement on Form S-1

Cover Page

1.	Reference is made to the first paragraph. Indicate whether the quotation on the OTCQB Market is a condition of the offering.

The cover page has been revised accordingly, as well as pages 10 and 39 of the Prospectus.

How We Determined the Offering Range …, page 4

2.	Please include a subheading for the adjustment disclosure in the penultimate paragraph.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

July 25, 2024

The disclosure on page 4 of the Prospectus has been revised accordingly.

Deadline for Submitting Orders …, page 8

3.	Please clarify that holders of subscription rights will not be allowed to purchase shares unless they have received a prospectus.

Disclosure has been added to page 8 of the Prospectus in response to this comment.

We have a high concentration of loans …, page 17

4.	Please disclose that the unemployment rate in your market area is above the national average. We note your disclosure on page 53.

Disclosure has been added to page 17 of the Prospectus in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

5.             We note your disclosure on page 18 that the increase in core deposits was due primarily to an increase in the balance of an interest-bearing demand account with a commercial customer with a significant deposit relationship and that the balance in this account may fluctuate significantly due to the nature of the customer’s business. Please revise your disclosure to include the commercial customer’s account balance or percentage of core deposits at each period end, an enhanced description of the nature of the customer’s business, and to better describe why the nature of this business causes significant fluctuations in the deposit balance.

Disclosure has been added to page 50 of the Prospectus in response to this comment.

Management of Market Risk

General, page 48

6.             We note your disclosure that "All directors participate in discussions during the regular board meetings evaluating the interest rate risk inherent in [y]our assets and liabilities, and the level of risk that is appropriate." Indicate whether the board sets policies and guidelines for managing interest rate risk. We also note that you use both an Economic Value of Equity risk model and a Changes in NII risk model to measure your interest rate risk over various time horizons and that at March 31, 2024 the decrease in EVE at the positive 200 and 300 basis point levels exceeded policy limits. Please revise your disclosure to discuss management’s procedures for addressing such a breach of internal policy limits. Finally, disclose whether the Asset Liability Committee (referenced in the last sentence on page 79) or another committee is responsible for evaluating interest rate risk and if so, how such committee works with the board.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

July 25, 2024

Disclosure has been added to page 54 of the Prospectus in response to this comment.

7.             We note your disclosure that some of the techniques used to manage interest rate risk. In light of the significant commercial customer deposit relationship described on page 44 and the increasing amount of uninsured deposits as of March 31, 2024, please further expand your risk management disclosures to describe the bank’s policies and procedures that seek to manage the risks due to fluctuations in the customer's business and in the level of uninsured deposits. In addition, describe any policies or controls regarding your uninsured deposits, such as internal limits on concentrations in uninsured and brokered deposits in total or by type of depositor.

Disclosure has been added to page 54 of the Prospectus in response to this comment.

Business of Monroe Federal Bancorp

Commercial Real Estate Loans, page 56

8.             We note your disclosure that commercial real estate loans are secured by both owner-occupied and non-owner-occupied properties including warehouses, storage units, and store fronts. Please revise your disclosures to further disaggregate the composition of your commercial real estate loan portfolio to address any material geographic, borrower type, industry, owner vs. non-owner occupied, or other material concentrations.

Disclosure has been added to page 62 of the Prospectus in response to this comment.

Benefits to be Considered Following Completion, page 84

9.             Please remove the first sentence of the bold-face paragraph on page 86, "[t]he tables are provided for informational purposes only."

The disclosure on page 92 of the Prospectus has been revised accordingly.

The Conversion and Stock Offering

Determination of Share Price and Number of Shares to be Issued, page 89

10.            Reference is made to the second paragraph on page 91. Please provide a separate subheading for this discussion. In addition, provide an expanded discussion of the reasons for each market value adjustment as discussed in Part III of the Appraisal Report.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

July 25, 2024

In response to this comment, the disclosure on page 97 of the Prospectus has been revised and additional disclosure has been added to page 99 of the Prospectus.

Exhibit 5 – Opinion of Luse Gorman, PC regarding legal of securities being registered, page II-3

11.            We note the statement in the last paragraph of the opinion, "This opinion has been prepared solely for the Company’s use in connection with the preparation and filing of the Form S-1..." Please delete this limitation since investors in this offering are entitled to rely upon the opinion. Please refer to Section II.B.3.d Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

The opinion has been revised accordingly. See Exhibit 5 of the Amended Registration Statement.

Exhibit 99.5, page II-3

12.            Reference is made to the final paragraph of side 2 of the Stock Order Form. Please delete the acknowledgement of "the terms and conditions described in the prospectus..." An investor is not required to read the prospectus.

The stock order form has been revised accordingly. See Exhibit 99.5 of the Amended Registration Statement.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Ben Phippen, SEC
Robert Klein, SEC
Robert Arzonetti, SEC
Todd Schiffman, SEC
Lewis R. Renollet, Monroe Federal Bancorp
Kip A. Weismann, Esq.